Exhibit 99(1)



FOR IMMEDIATE RELEASE                                          19 MARCH 2004


                         BLB Investors, L.L.C. ("BLB")

         Arrangements in Relation to 22.3% of Wembley plc ("Wembley")

Further to BLB's announcement on 10 March 2004 that it had agreed to acquire 2,811,108 shares, representing 8.09% of the issued share capital of Wembley, from Active Value Fund Managers Limited ("Active Value"), and that it could increase its total holding in Wembley by a further 2,391,178 Wembley shares (representing 6.88% of Wembley), BLB announces that it has entered into arrangements with Active Value in relation to the remaining 2,530,214 shares in Wembley that Active Value holds (the "Remaining Shares"). Active Value has agreed to sell the Remaining Shares to BLB, if BLB announces a firm intention to make an offer for Wembley at or before 10.00 am on 30 March 2004.

As a result of these arrangements, BLB has now acquired or has rights to acquire 7,732,500 Wembley shares (representing 22.26% of the issued share capital of Wembley).

Full details of the arrangements between BLB and Active Value (and the conditions attaching thereto) are set out in the notes below.

BLB announced on 10 March 2004 that it had approached the board of Wembley indicating that it wished to examine the feasibility of making a recommended bid. BLB's decision on whether or not to make an offer will depend on, among other things, the outcome of a due diligence evaluation of Wembley. Accordingly, there can be no certainty that BLB will make an offer for Wembley.

A further announcement will be made in due course, as appropriate.

Enquiries:

TULCHAN COMMUNICATIONS
Andrew Grant                                           +44 20 7353 4200
Andrew Honnor                                          +44 20 7353 4200

J.P. MORGAN plc
Murray Orr                                            + 44 20 7742 4000
Edward Banks                                          + 44 20 7742 4000

                                     Notes

On 10 March 2004, BLB acquired 2,811,108 Wembley shares, representing 8.09% of Wembley's issued share capital, at a price of (pound)8.00 per share from funds managed by Active Value.

BLB was also granted an option (the "Option") on 10 March 2004 by Active Value to acquire 1,870,602 shares representing 5.39% of Wembley's issued share capital (the "Option Shares"). The Option is exercisable (subject as mentioned below) at (pound)8.00 per share at or before (and will lapse after) 10.00 am on 30 March 2004 unless an announcement by BLB of a firm intention to make an offer for Wembley has been made by then (the "BLB Offer"). If the


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BLB Offer is announced, the Option will be exercised at the same price per share as under the BLB Offer. Once exercised, completion of the Option will be subject only to any necessary notifications and filings having been made and all relevant waiting periods expiring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended).

If, however, before a BLB Offer is announced, another party (including MGM MIRAGE) announces an offer for Wembley at a price in excess of (pound)8.00 per share (disregarding consideration arising from the Lincoln Park Reorganisation under MGM MIRAGE's offer or anything similar thereto), the Option (if not already exercised) will only be exercised by BLB if it announces a BLB Offer at or before 10.00 am on 30 March 2004.

Under arrangements entered into on 17 March 2004, Active Value has agreed to sell the Remaining Shares to BLB conditional only upon:

     - an announcement by BLB of a firm intention to make an offer for Wembley at or before 10.00 am on 30 March 2004; and
     - any necessary notifications and filings having been made and all relevant waiting periods expiring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Condition").

The consideration for the Remaining Shares will be the higher of (pound)8.00 per share and the price per share under the BLB Offer (disregarding any consideration deriving from the Lincoln Park Reorganisation).

BLB further agreed on 10 March 2004 (by way of put and call options exercisable by Active Value or BLB) that it would, in certain circumstances, acquire up to 520,576 Wembley Shares, representing 1.50% of Wembley, from Active Value at a price of (pound)8.00 per share. BLB and Active Value have now agreed that these 520,576 shares will be subject to the Option as if added to and included among the Option Shares. If BLB has not announced a firm intention to make a BLB Offer at or before 10.00 am on 30 March 2004 (or if it has announced a firm intention to make a BLB Offer which has by then lapsed or been withdrawn), then Active Value may sell and require BLB to buy these 520,576 shares at (pound)8.00 per share conditional only upon the HSR Condition.


Active Value has agreed that: (i) it will vote the Option Shares and the Remaining Shares against the scheme of arrangement effecting the proposed acquisition by MGM MIRAGE of Wembley (the "MGM MIRAGE Offer") announced on 27 January 2004 (as it may be modified from time to time) provided that BLB announces a BLB Offer at or before 10.00 am on 30 March 2004 and will do so until that offer lapses or is withdrawn; (ii) it will also vote the Option Shares and the Remaining Shares against any alternative proposal leading to a change of ownership of Wembley or any material assets of the Wembley group until and including 10.00 am on 30 March 2004 or, if BLB has announced a BLB Offer by that date, until that offer lapses or is withdrawn; and (iii) it will vote the Option Shares and the Remaining Shares in favour of any offer made by BLB for Wembley by way of a scheme of arrangement provided BLB has announced that offer at or before 10.00 am on 30 March 2004.

Active Value has agreed that it will not otherwise dispose of the Option Shares or the Remaining Shares or interests in those shares nor will it deal in the shares of Wembley whilst it is bound by the agreements with BLB. In the event that there is no BLB Offer at or before 10.00 am on 30 March 2004, Active Value would, inter alia, be free to vote the Option Shares and the Remaining Shares in favour of the MGM MIRAGE Offer or accept any other offer that arises. BLB has agreed that if it does not announce a BLB Offer at or before 10.00 am on 30 March 2004 (or if it does, but the offer then lapses or is withdrawn), BLB will (unless


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otherwise agreed by Active Value) support the highest offer outstanding for
Wembley (in the case of a takeover offer, by accepting it by the final closing date for acceptances, or, in the case of a scheme of arrangement, by attending the meetings of Wembley to approve the scheme and voting in favour of the scheme) in relation to any shares that it has acquired from Active Value and still holds at the relevant time unless, at such time, BLB has acquired or agreed to acquire all of the Wembley Shares held by Active Value (subject only to the HSR Condition) or if any such alternative offer for Wembley has been declared wholly unconditional.

To the extent that the vote in respect of the MGM Mirage Offer is adjourned or postponed, the 30 March 2004 deadline set out above will be extended by a similar number of days (up to a maximum of 10 days).

There can be no certainty that a BLB Offer will be made.

This announcement does not constitute an offer or invitation to purchase, or any solicitation of an offer to sell, any securities or the solicitation of any vote or approval in any jurisdiction nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any contract therefor.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BLB Investors, L.L.C., and no one else in connection with the possible offer and will not be responsible to anyone other than BLB Investors, L.L.C. for providing the protections afforded to clients of J.P. Morgan plc or for providing advice in relation to the possible offer.



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